UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 17, 2021, Versus Systems Inc. filed its Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2021. A copy of the Management’s Discussion and Analysis for the three month period ended March 31, 2021 and is furnished herewith as Exhibit 99.1, and a copy of the Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2021 is furnished herewith as Exhibit 99.2. Also attached is a copy of the Form 52-109F2 – Certification of Interim Filings – CFO (E) furnished herewith as Exhibit 99.3 and Form 52-109F2 – Certification of Interim Filings – CEO (E) furnished herewith as Exhibit 99.4.

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the three month period ended March 31, 2021
99.2	Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2021
99.3	52-109F2 – Certification of Interim Filings – CFO (E)
99.4	52-109F2 – Certification of Interim Filings – CEO (E)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: May 18, 2021	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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